UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934 As Made Applicable to the Issuer Pursuant to 12 C.F.R. Part 11
K-V Pharmaceutical Company
(Name of Issuer)
Class A Common Stock, Par Value $0.01 per share
(Title of Class of Securities)

482740206
(CUSIP Number) Susanne V. Clark Centerbridge Partners, L.P. 375 Park Avenue, 12th Floor New York, New York 10152 (212) 672-5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 17, 2010
(Date of Event which Requires
Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages) (Page 1 of 16 Pages)
_________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 482740206	Page 2 of 16 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) U.S. Healthcare I, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER Warrants to Purchase 8,433,632 shares of Class A Common Stock (See Item 4 below)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER Warrants to Purchase 8,433,632 shares of Class A Common Stock (See Item 4 below)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Warrants to Purchase 8,433,632 shares of Class A Common Stock (See Item 4 below)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 16.76% (See Item 4 below)
14		TYPE OF REPORTING PERSON* OO
* SEE INSTRUCTIONS

SCHEDULE 13D

CUSIP No. 482740206	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) U.S. Healthcare II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER Warrants to Purchase 4,153,879 shares of Class A Common Stock (See Item 4 below)
9	SOLE DISPOSITIVE POWER
10	SHARED DISPOSITIVE POWER Warrants to Purchase 4,153,879 shares of Class A Common Stock (See Item 4 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Warrants to Purchase 4,153,879 shares of Class A Common Stock (See Item 4 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.25% (See Item 4 below)
14	TYPE OF REPORTING PERSON* OO
* SEE INSTRUCTIONS

SCHEDULE 13D

CUSIP No. 482740206	Page 4 of 16 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER Warrants to Purchase 8,433,632 shares of Class A Common Stock (See Item 4 below)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER Warrants to Purchase 8,433,632 shares of Class A Common Stock (See Item 4 below)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Warrants to Purchase 8,433,632 shares of Class A Common Stock (See Item 4 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.76% (See Item 4 below)
14		TYPE OF REPORTING PERSON* IA, OO
* SEE INSTRUCTIONS

SCHEDULE 13D

CUSIP No. 482740206	Page 5 of 16 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Special Credit Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER Warrants to Purchase 4,153,879 shares of Class A Common Stock (See Item 4 below)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER Warrants to Purchase 4,153,879 shares of Class A Common Stock (See Item 4 below)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Warrants to Purchase 4,153,879 shares of Class A Common Stock (See Item 4 below)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.25% (See Item 4 below)
14		TYPE OF REPORTING PERSON* IA, OO
* SEE INSTRUCTIONS

SCHEDULE 13D

CUSIP No. 482740206	Page 6 of 16 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER Warrants to Purchase 12,587,511 shares of Class A Common Stock (See Item 4 below)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER Warrants to Purchase 12,587,511 shares of Class A Common Stock (See Item 4 below)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Warrants to Purchase 12,587,511 shares of Class A Common Stock (See Item 4 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25% (See Item 4 below)
14		TYPE OF REPORTING PERSON* PN
* SEE INSTRUCTIONS

SCHEDULE 13D

CUSIP No. 482740206	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER Warrants to Purchase 12,587,511 shares of Class A Common Stock (See Item 4 below)
9	SOLE DISPOSITIVE POWER
10	SHARED DISPOSITIVE POWER Warrants to Purchase 12,587,511 shares of Class A Common Stock (See Item 4 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Warrants to Purchase 12,587,511 shares of Class A Common Stock (See Item 4 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25% (See Item 4 below)
14	TYPE OF REPORTING PERSON* OO
* SEE INSTRUCTIONS

SCHEDULE 13D

CUSIP No. 482740206	Page 8 of 16 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JEFFREY H. ARONSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER Warrants to Purchase 12,587,511 shares of Class A Common Stock (See Item 4 below)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER Warrants to Purchase 12,587,511 shares of Class A Common Stock (See Item 4 below)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Warrants to Purchase 12,587,511 shares of Class A Common Stock (See Item 4 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25% (See Item 4 below)
14		TYPE OF REPORTING PERSON* IN
* SEE INSTRUCTIONS

SCHEDULE 13D

CUSIP No. 482740206	Page 9 of 16 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARK T. GALLOGLY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER Warrants to Purchase 12,587,511 shares of Class A Common Stock (See Item 4 below)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER Warrants to Purchase 12,587,511 shares of Class A Common Stock (See Item 4 below)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Warrants to Purchase 12,587,511 shares of Class A Common Stock (See Item 4 below)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25% (See Item 4 below)
14		TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 482740206	Page 10 of 16 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to the shares of Class A common stock, par value of $.01 per share (the "Class A Common Stock"), of K-V Pharmaceutical Company, a corporation incorporated in the State of Delaware (the "Issuer"). The principal executive office of the Issuer is located at One Corporate Woods Drive, Bridgeton, MO 63044.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)           This statement is filed by U.S. Healthcare I, L.L.C., a Delaware limited liability company ("USH I"), U.S. Healthcare II, L.L.C., a Delaware limited liability company ("USH II"), Centerbridge Credit Advisors, L.L.C., a Delaware limited liability company ("CCA"), Centerbridge Special Credit Advisors, L.L.C., a Delaware limited liability company ("CSCA"), Centerbridge Partners, L.P., a Delaware limited partnership ("CP"), Centerbridge Partners Holdings, LLC, a Delaware limited liability company ("CPH"), Jeffrey H. Aronson and Mark T. Gallogly (collectively, the "Reporting Persons").

(b)           The principal business address of each of the Reporting Persons is 375 Park Avenue, 12th Floor, New York, NY 10152.

(c)           The principal business of both CCA and CSCA is investing for funds and accounts under its management.  CCA acts as the manager of USH I.  CSCA acts as the manager of USH II.  The principal business of both USH I and USH II is to invest in securities.  The principal business of CP is to act as the managing member of each of CCA and CSCA and other investment managers.  The principal business of CPH is to act as the general partner of CP.  Jeffrey H. Aronson and Mark T. Gallogly are the managing members of CP.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of USH I, USH II, CCA, CSCA and CPH is a Delaware limited liability company.  CP is a Delaware limited partnership.  Messrs. Gallogly and Aronson are citizens of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The warrants reported herein, which warrants provide for the right to purchase up to 12,587,511 shares of Class A Common Stock (the “Warrants”), were issued in connection with the financing arrangements (the “Financing”) entered into with USH I and USH II pursuant to the terms of a Credit and Guaranty Agreement, dated November 17, 2010, by and among the Issuer, certain of the Issuer's subsidiaries, USH I and USH II (the “Credit and Guaranty Agreement”).  The funds for the Financing were derived from the available working capital of USH I and USH II.

ITEM 4.	PURPOSE OF TRANSACTION.

On November 17, 2010, the Reporting Persons acquired the Warrants for investment in the ordinary course of business pursuant to that certain Stock Warrant Purchase Agreement dated November 17, 2010, by and between USH I, USH II and the Issuer (the “Stock Warrant Purchase Agreement”) because they believed that the Warrants, when purchased, represented an attractive investment opportunity.  Pursuant to the Stock Warrant Purchase Agreement, on November 17, 2010, a portion of the Warrants were issued to USH I and USH II, which portion of the Warrants is exercisable into 6,633,000 shares and 3,267,000 shares of Class A Common Stock, respectively (the "Initial Warrant"), at an exercise price of $1.62 per share.  The Stock Warrant Purchase Agreement provides for the issuance of a second warrant to USH I and USH II which will be exercisable into 1,800,632 shares and 886,879 shares of Class A Common Stock, respectively (the "Second Warrant"), at an exercise price of $1.62 per share.  The issuance of the Warrants by the Issuer was in connection with the Financing entered into with USH I and USH II pursuant to the terms of the Credit and Guaranty Agreement.

SCHEDULE 13D

CUSIP No. 482740206	Page 11 of 16 Pages

The Financing includes immediate funding of $60 million to the Issuer under a senior secured term loan.  The Issuer is obligated to use approximately $20 million of the proceeds from this loan to repay existing debt, accrued interest and closing fees owed to USH I and USH II, which amounts will not be available to the Issuer for future draw.  The loans will accrue interest at an annual rate of 16.5%, 11.5% of which will be payable in cash and 5% of which will be payable in kind by adding such amounts to the outstanding principal balance of the loans.  The loans have a stated maturity of March 20, 2013 and are secured by substantially all of the assets of the Issuer and its subsidiaries.

Concurrently with the Stock Warrant Purchase Agreement, the Issuer, USH I and USH II entered into a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which the Issuer agreed to provide certain registration rights with respect to the shares of Class A Common Stock issuable upon the exercise of the Warrants under the Securities Act of 1933, as amended (the "1933 Act"), and the rules and regulations promulgated thereunder, and applicable state securities laws.

        The above summary of the Initial Warrant, the Second Warrant, the Credit and Guaranty Agreement, and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Initial Warrant, the Second Warrant, the Credit and Guaranty Agreement, and the Registration Rights Agreement, a copy of which the Reporting Persons anticipate and understand will be filed by the Issuer in its next Form 10-Q filing.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Class A Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Class A Common Stock or selling some or all of their Warrants or the Class A Common Stock that may be acquired upon the exercise of the Warrants, and, alone or with others, pursuing discussions with the management, the board of directors, other shareholders of the Issuer and third parties with regard to its investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.  In addition, as lenders under the Credit and Guaranty Agreement, the Reporting Persons may in the future take such actions with respect to the loans issued thereunder as they deem appropriate, as provided for in the Credit and Guaranty Agreement or otherwise.

SCHEDULE 13D

CUSIP No. 482740206	Page 12 of 16 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)           As described in Item 4, as of the close of business on November 17, 2010, the Reporting Persons may be deemed the beneficial owners of an aggregate of 12,587,511 shares of Class A Common Stock issuable upon the exercise of the Warrants, representing approximately 25% of the Class A Common Stock.

The aggregate percentage of Class A Common Stock beneficially owned by the Reporting Persons is based upon the 37,747,470 shares of Class A Common Stock reported to be outstanding as of November 17, 2010 by the Issuer in Exhibit 99.2 of its Form 8-K filed with the Securities and Exchange Commission on November 17, 2010.

(b)           CCA, as manager of USH I, has the power to vote or direct the voting, and to dispose or direct the disposition, of 8,433,632 shares of Class A Common Stock which are reported in this Schedule 13D.  CSCA, as manager of USH II, has the power to vote or direct the voting, and to dispose or direct the disposition, of 4,153,879 shares of Class A Common Stock which are reported in this Schedule 13D.  CP, as managing member of each of CCA and CSCA, CPH, as general partner of CP, and Messrs. Aronson and Gallogly as managing members of CPH may be deemed to have shared voting power and shared dispositive power with respect to all shares as to which CCA and CSCA have voting power or dispositive power.  Accordingly, USH I, CCA, USH II, CSCA, CP, CPH and Messrs. Aronson and Gallogly may be deemed to have shared voting and shared dispositive power with respect to an aggregate of 12,587,511 shares of Class A Common Stock.  However, none of the foregoing should be construed in and of itself as an admission by Messrs. Gallogly or Aronson or by any Reporting Person as to beneficial ownership of shares of Class A Common Stock owned (either directly and/or upon exercise of the Warrants) by another Reporting Person.  In addition, each of Mr. Gallogly and Mr. Aronson expressly disclaims beneficial ownership of shares of Class A Common Stock owned (either directly and/or upon exercise of the Warrants) by any of USH I, CCA, USH II, CSCA, CP or CPH.

(c)           Other than as disclosed in Item 4, as of the date hereof, the Reporting Persons had not effected any transactions in the Class A Common Stock.

(d)           No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by the Reporting Persons.

(e)           Not applicable.

SCHEDULE 13D

CUSIP No. 482740206	Page 13 of 16 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On November 17, 2010, USH I and USH II entered into the Stock Warrant Purchase Agreement, the Credit and Guaranty Agreement, the Registration Rights Agreement and acquired the Initial Warrant and the Second Warrant, copies of which the Reporting Persons anticipate and understand will be filed by the Issuer in its next Form 10-Q filing.

Other than the Stock Warrant Purchase Agreement, the Initial Warrant, the Second Warrant, the Credit and Guaranty Agreement, the Registration Rights Agreement and the Joint Acquisition Statement attached as Exhibit 1 hereto, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1:	Joint Acquisition Statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SCHEDULE 13D

CUSIP No. 482740206	Page 14 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that  the information set forth in this statement is true, complete and correct.

Dated:  November 29, 2010

U.S. HEALTHCARE I, L.L.C.
By:	Centerbridge Credit Advisors, L.L.C., its manager
By:	Centerbridge Partners, L.P., its managing member
By:	Centerbridge Partners Holdings, LLC, its general partner

By:	/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Managing Member

U.S. HEALTHCARE II, L.L.C.
By:	Centerbridge Special Credit Advisors, L.L.C., its manager
By:	Centerbridge Partners, L.P., its managing member
By:	Centerbridge Partners Holdings, LLC, its general partner

By:	/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Managing Member

CENTERBRIDGE CREDIT ADVISORS, L.L.C.
By:	Centerbridge Partners, L.P., its managing member
By:	Centerbridge Partners Holdings, LLC, its general partner

SCHEDULE 13D

CUSIP No. 482740206	Page 15 of 16 Pages

By:	/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Managing Member

CENTERBRIDGE SPECIAL CREDIT ADVISORS, L.L.C.
By:	Centerbridge Partners, L.P., its managing member
By:	Centerbridge Partners Holdings, LLC, its general partner

By:	/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Managing Member

SCHEDULE 13D

CUSIP No. 482740206	Page 16 of 16 Pages

CENTERBRIDGE PARTNERS, L.P.
By:	Centerbridge Partners Holdings, LLC, its general partner

By:	/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Managing Member

CENTERBRIDGE PARTNERS HOLDINGS, LLC

By:	/s/ Jeffrey H. Aronson
Name: Jeffrey H. Aronson
Title: Managing Member

JEFFREY H. ARONSON

/s/ Jeffrey H. Aronson

MARK T. GALLOGLY

/s/ Mark T. Gallogly

SCHEDULE 13D

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13D-1(k)1

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  November 29, 2010

U.S. HEALTHCARE I, L.L.C. By: Centerbridge Credit Advisors, L.L.C., its manager By: Centerbridge Partners, L.P., its managing member By: Centerbridge Partners Holdings, LLC, its general partner
U.S. HEALTHCARE II, L.L.C.
By: Centerbridge Special Credit Advisors, L.L.C.,
its manager
By: Centerbridge Partners, L.P.,
its managing member
By: Centerbridge Partners Holdings, LLC,
its general partner

By: Name: Title:	/s/ Jeffrey H. Aronson Jeffrey H. Aronson Managing Member	By: Name: Title:	/s/ Jeffrey H. Aronson Jeffrey H. Aronson Managing Member

CENTERBRIDGE CREDIT ADVISORS, L.L.C.		CENTERBRIDGE SPECIAL CREDIT ADVISORS, L.L.C.

By: Centerbridge Partners, L.P., its managing member By: Centerbridge Partners Holdings, LLC, its general partner		By: Centerbridge Partners, L.P., its managing member By: Centerbridge Partners Holdings, LLC, its general partner

By: Name: Title:	/s/ Jeffrey H. Aronson Jeffrey H. Aronson Managing Member	By: Name: Title:	/s/ Jeffrey H. Aronson Jeffrey H. Aronson Managing Member

CENTERBRIDGE PARTNERS, L.P.		CENTERBRIDGE PARTNERS HOLDINGS, LLC
By: Centerbridge Partners Holdings, LLC, its general partner		By: Name: Title:	/s/ Jeffrey H. Aronson Jeffrey H. Aronson Managing Member
By: Name: Title:	/s/ Jeffrey H. Aronson Jeffrey H. Aronson Managing Member

SCHEDULE 13D

JEFFREY H. ARONSON		MARK T. GALLOGLY

By:	/S/ JEFFREY H. ARONSON	By:	/S/ MARK T. GALLOGLY